U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form NT 10-QSB

NOTIFICATION OF LATE FILING             SEC File No 2-90519
[x] FOR FORM 10-QSB for Period Ended 12-31-2002      CUSIP NO. 92834Q101

Part I -Registration Information

Full Name and address of Registrant

VISTA CONTINENTAL CORPORATION
formerly known as Century Laboratories, Inc.

6600 W. Charleston Blvd. #118
Las Vegas, NV 89146

Part II- Rules 12b-25(b) and (c)

    Vista Continental Corporation, formerly known as Century Laboratories, Inc., advises the Commission that it is unable to timely file the Form 10-QSB for the period ended December 31, 2002 without unreasonable effort or expense due to unavailability of records required to complete said report. Said report will be filed on or before February 20, 2003.

Part III-Narrative

    Vista Continental Corporation has operations in South America. Due to the distance and difficulty in receiving documentation from South America the preparation of the reports has been delayed.

Part IV-Other Information

(1)    Name and address of person to contact in regard to this notification:

     David Lilly, c/o Lance N. Kerr Law Office, 155 W. Washington Blvd., Suite 1005, Los Angeles, CA 90015, Tel. 213-741-1790, Fax 213-741-1792.





(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify reports.

 [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [ ] Yes          [ X ] No


SIGNATURE

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, this registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




VISTA CONTINENTAL CORPORATION


Dated:       February 12, 2003


By:   /s/ Robert Taylor
     ------------------------------------------
     Robert Taylor
     Chief Financial Officer